November 4, 2010

RE: Get cash now from your Piedmont Office Realty Trust, Inc. investment.

Dear Investor,

Good news!  Now you can sell your Piedmont Office Realty Trust, Inc. investment and regain control of your money.  Right now, MPF will pay you $15.10 per Class B-3 and Class A Share. Move the money into a more liquid investment, pay off bills, or buy something you really need. It’s your money. Use it any way you want. But this offer expires on December 10, 2010, so you must act soon.

Why take advantage of this opportunity today?

•	Higher Offer than Donaldson. This Offer will pay you $0.365 per Share more than the offer by affiliates of Brent Donaldson (that offer is $14.735 after deducting the 3rd quarter dividend).

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Lock in 2010 tax treatment for your investment. By selling prior to the end of the year, you will enjoy tax treatment for the 2010 calendar year.  We encourage you to consult your tax advisor regarding this important consideration.

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Guarantee your cash now. While Piedmont’s Class A Shares are listed on the NYSE, the Class B-3 Shares (23% of all currently outstanding Shares) are still illiquid until next year. Sell today and get your money out from this security.

•	Liquidate all your Shares this year! You can sell all your Shares in 2010 (or any number of either Class A or B-3) to us at a known price by simply signing the attached Assignment Form!

•	Regain control over your investments. It’s your money, but you can’t access all of it. Now you can move your money into a more liquid investment or simply cash out.

If you act today, you can get your cash now. We will mail your check within three business days after Piedmont Office Realty Trust, Inc. confirms the transfer; if your Shares are held by DTC, you will be paid within 3 days of the Expiration Date.

MPF has been in the business of buying private real estate investments for over 25 years and has successfully cashed-out tens of thousands of investors like you. Our advisory affiliate is a registered investment adviser with the SEC and has over $200 million dollars under management. There are no financing contingencies with this offer.

Please carefully read the Offer at www.mpfi.com/tenders/OfferForPDM.pdf (also available at the SEC’s EDGAR website and for free by calling the number below). If you choose to sell your Shares to us, please read and fill out the enclosed Assignment Form and return it to us today so we can send you your money. However, if you hold your Shares in your brokerage account, you need to contact your broker and instruct your broker to tender your Shares. If you have any questions, please call us at (877) 445-2747, fax us at (925) 631-9119, or email us at offers@mpfi.com.

Sincerely,

Pat Patterson
President, MacKenzie Patterson Fuller, LP

P.S. Remember, this offer expires December 10, 2010 (unless extended). So don’t delay. Fill out and mail in the Piedmont Office Realty Trust, Inc. Assignment Form today, or instruct your broker to tender your Shares, so we can rush you a check.

The Purchasers are offering to purchase for cash up to 2,000,000 Class B-3 and 100,000 Class A common stock, including to-be-converted Class B-2 shares (“Shares”) of the Company, at a price of $15.10 per Share, upon the terms and subject to the conditions set forth in Purchasers’ Offer to Purchase and in the related Assignment Form for the offer. The terms of the Offer are set forth in the Offer to Purchase, which you should read.  It is available at www.mpfi.com/tenders/OfferForPDM.pdf and at the SEC’s EDGAR website.  You may also call us for a free copy.

THE OFFERS AND WITHDRAWAL RIGHTS EXPIRE AT 11:59 P.M., PACIFIC TIME, ON DECEMBER 10, 2010, unless and until Purchasers, in their sole discretion, shall have extended the period of time for which the Offer is open (such date and time, as extended the “Expiration Date”).

Tenders of Shares made pursuant to the Offer is irrevocable, except that Shareholders who tender their Shares in response to the Offer will have the right to withdraw their tendered Shares at any time prior to the Expiration Date by sending to MacKenzie Patterson Fuller, LP a written or facsimile transmission notice of withdrawal identifying the name of the person who tendered Shares to be withdrawn, signed by the same persons and in the same manner as the Assignment Form tendering the Shares to be withdrawn. The Offer contains terms and conditions and the information required by Rule 14d-6(d)(1) under the Exchange Act which are incorporated herein by reference.  The Tender Offer Documents contain important information which should be read carefully before any decision is made with respect to the Offer.